Exhibit 99-1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2024

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30,	December 31,
	2024 (unaudited)	2023 (audited)
Current assets
Cash and cash equivalents	$1,619	$598
Accounts receivable and other receivables (Note 4)	5,623	5,492
Deposits and prepaid expenses	880	838
Fair value of commodity contracts (Note 3)	697	-
	8,819	6,928

Non-current assets
Property, plant and equipment (Note 5)	227,685	216,161
Right of use assets (Note 6)	813	1,190
Fair value of commodity contracts (Note 3)	121	78
	228,619	217,429

Total assets	$237,438	$224,357

Current liabilities
Accounts payable and other payables (Note 4)	$12,444	$17,648
Lease liabilities	675	1,068
Fair value of commodity contracts (Note 3)	-	128
	13,119	18,844

Non-current liabilities
Loans and borrowings (Note 8)	30,711	29,612
Asset retirement obligations (“ARO”)	2,238	1,966
Lease liabilities	171	162
Deferred income taxes	7,339	3,359
	40,459	35,099

Equity
Shareholders’ capital	296,458	296,232
Contributed surplus	24,927	24,179
Accumulated deficit	(137,525)	(149,997)
	183,860	170,414

Total equity and liabilities	$237,438	$224,357

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$13,009	$12,746	$41,150	$37,153
Other income	-	1	60	2
	13,009	12,747	41,210	37,155
Expenses
Production and operating expenses	1,524	1,628	5,879	4,328
Depletion, depreciation and amortization (Note 5,6)	3,611	3,790	11,205	11,503
General and administrative expenses	1,333	1,170	4,126	3,121
Stock based compensation (Note 9)	268	157	807	531
	6,736	6,745	22,017	19,483
Finance income
Unrealized gain on financial commodity contracts (Note 3)	1,341	-	871	-
	1,341	-	871	-
Finance expense
Realized loss on financial commodity contracts (Note 3)	16	412	599	1,126
Unrealized loss on financial commodity contracts (Note 3)	-	2,579	-	412
Interest on loans and borrowings	839	651	2,567	1,511
Accretion	46	40	135	129
Foreign exchange loss	1	1	3	11
	902	3,683	3,304	3,189

Net income before income taxes	6,712	2,319	16,670	14,483
Income tax expense (Note 11)	1,646	-	4.288	-

Net income and comprehensive income	$5,066	$2,319	$12,472	$14,483

Basic net income per share (Note 7)	$0.14	$0.07	$0.35	$0.41
Diluted net income per share (Note 7)	0.14	0.06	0.34	0.40

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2023	35,615,921	$296,221	$23,254	$(169,277)	$150,198
Stock based compensation (Note 9)	-	-	625	-	625
Stock options exercised (Note 9)	9,666	11	(5)		6
Net income for the period	-	-	-	14,483	14,483
Balance at September 30, 2023	35,625,587	$296,232	$23,874	$(154,794)	$165,312

Balance at January 1, 2024	35,625,587	$296,232	$24,179	$(149,997)	$170,414
Stock based compensation (Note 9)	-	-	930	-	930
Stock options exercised (Note 9)	75,000	84	(40)	-	44
Restricted stock issued (Note 9)	35,378	142	(142)	-	-
Net income for the period	-	-	-	12,472	12,472
Balance at September 30, 2024	35,735,965	$296,458	$24,927	$(137,525)	$183,860

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2024	2023

Cash flows from operating activities
Net income	$12,472	$14,483
Adjustments for:
Depletion, depreciation and amortization expense	11,205	11,503
Accretion expense	135	129
Interest expense	2,413	1,397
Income tax expense	3,980	-
Unrealized loss (gain) on financial commodity contracts	(871)	412
Stock based compensation (Note 9)	807	531
Unrealized foreign exchange loss	(1)	1
Amortization of loan acquisition costs	153	113
Gain on sale of assets	(8)	-
Cash paid for interest	(2,377)	(1,186)
Change in non-cash working capital (Note 4)	888	1,290
Net cash from operating activities	28,796	28,673

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(21,545)	(37,177)
Proceeds from sale of assets, net	8	-
Change in non-cash working capital (Note 4)	(6,297)	2,690
Net cash used in investing activities	(27,834)	(34,487)

Cash flows from financing activities
Proceeds from loans and borrowings	10,446	8,897
Repayment of loans and borrowings	(9,500)	(3,000)
Proceeds from stock option exercises	44	6
Principal paid on lease payments	(864)	(551)
Interest paid on lease payments	(67)	(74)
Net cash from financing activities	59	5,278

Foreign exchange effect on cash and cash equivalents	-	-

Change in cash and cash equivalents	1,021	(536)
Cash and cash equivalents, beginning of period	598	1,037
Cash and cash equivalents, end of period	$1,619	$501

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 12, 2024.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2023. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2023.

New Standards and Interpretations adopted

The following IFRS standards have been adopted by the Company:

Amendment to IFRS 16 – Leases on sale and leaseback. This amendment specifies how an entity accounts for a sale and leaseback after the date of the transaction. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IFRS 1 – Non-current liabilities with covenants. This amendment specifies how an entity must comply within twelve months after the reporting period affecting the classification of a liability. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

Amendment to IAS 7 and IFRS 7 – Supplier finance. This amendment requires disclosures of supplier finance arrangements and their impact to a company’s liquidity risk. The Company adopted this standard on January 1, 2024 and it did not have a significant impact on the Company.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	COMMODITY CONTRACTS

At September 30, 2024 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	15,000	$65.00 - $89.50
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	15,000	$62.35 - $82.70
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	1,200	$61.00 - $81.46
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	2,400	$60.00 - $78.23
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	24,000	$67.50 - $89.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	16,200	$65.50 - $86.25
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	10,800	$62.00 - $81.50
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70

The estimated fair value results in a $0.8 million asset as of September 30, 2024 (December 31, 2023: $0.1 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.7 million and a long term asset of $0.1 million (December 31, 2023: current liability of $0.1 million and a long term asset of $0.1 million).

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

In October 2024, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	27,000	$61.50 - $82.50
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	54,000	$60.50 - $80.30
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	54,000	$59.75 - $78.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	39,000	$59.00 - $77.30
Oil – WTI Costless Collars	January 1, 2026 to March 31, 2026	48,000	$58.50 - $77.25

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Realized loss on financial commodity contracts	$(16)	$(412)	$(599)	$(1,126)

Unrealized gain (loss) on financial commodity contracts	$1,341	$(2,579)	$871	$(412)

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of:

	Nine months ended September 30,
	2024	2023

Accounts receivable and other receivables	$(131)	$368
Deposits and prepaid expenses	(42)	(424)
Accounts payable and other payables	(5,240)	4,037
Foreign currency	4	(1)
	$(5,409)	$3,980

Related to operating activities	$888	$1,290

Related to investing activities	$(6,297)	$2,690

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2023	$234,126	$1,378	$235,504
Additions (a)	53,713	60	53,774
Balance at December 31, 2023	$287,839	$1,438	$289,277
Additions (b)	21,866	6	21,872
Balance at September 30, 2024	$309,705	$1,444	$311,149

Accumulated depletion and depreciation
Balance at January 1, 2023	$57,610	$1,340	$58,950
Depletion and depreciation for the period	14,137	29	14,166
Balance at December 31, 2023	$71,747	$1,369	$73,116
Depletion and depreciation for the period	10,331	17	10,348
Balance at September 30, 2024	$82,078	$1,386	$83,464

Net carrying amounts

At December 31, 2023	$216,092	$69	$216,161
At September 30, 2024	$227,627	$58	$227,685

(a)	Includes non-cash additions of $26 from capitalized stock-based compensation and $199 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $123 from capitalized stock-based compensation and $204 from assets related to ARO liabilities.

6.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2023	$48
Additions	1,984
Depreciation	(842)
Balance at December 31, 2023	1,190
Additions	480
Depreciation	(857)
Balance at September 30, 2024	$813

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Basic Earnings per share

Net income	$5,066	$2,319	$12,472	$14,483

Weighted average number of common shares – basic (000’s)	35,736	35,625	35,669	35,621
Net income per share – basic	$0.14	$0.07	$0.35	$0.41

Diluted earnings per share

Net income	$5,066	$2,319	$12,472	$14,483

Effect of outstanding options and restricted stock options (000’s)	360	726	381	711

Weighted average number of common shares – diluted (000’s)	36,096	36,351	36,050	36,332

Net income per share – diluted	$0.14	$0.06	$0.35	$0.40

8.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

For the May 2024 redetermination, the borrowing base of the credit facility was increased from $40.0 million to $50.0 million and the borrowing based remained at $50 million in the October 2024 redetermination. The Company has an available borrowing capacity of $19.0 million at September 30, 2024. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2025. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company was in compliance with both covenants for the quarter ended September 30, 2024. At September 30, 2024, the Current Ratio of the US Subsidiary was 2.1 to 1.0 and the Maximum Leverage Ratio was 0.8 to 1.0 for the three months ended September 30, 2024.

At September 30, 2024, loans and borrowings of $31.0 million (December 31, 2023: $30.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2023: $0.3 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows:

	Nine months ended September 30,
	2024		2023

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	939,634	$2.36	776,000	$1.67
Granted	293,190	4.23	206,800	5.23
Exercised	(75,000)	0.80	(9,666)	0.80
Expired/cancelled	(78,900)	2.89	(108,500)	5.62
Outstanding at September 30	1,078,924	$2.94	864,634	$2.04

Exercisable at September 30	771,496	$2.22	515,268	$1.64

The range of exercise prices of the outstanding stock options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$4.90 to $6.04	260,900	$5.46	3.6
$1.80 to $4.90	368,190	$3.76	4.2
$0.80 to $1.80	449,834	$0.80	2.3
	1,078,924	$2.94	3.3

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024

(Unaudited, expressed in Thousands of United States dollars except per share information)

	2024	2023

Fair value at grant date (per option)	$3.46	$5.00

Volatility (%)	77.00	110.00
Forfeiture rate (%)	5%	5%
Option life (years)	10	10
Risk-free interest rate (%)	3.66	2.89

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows:

	Nine months ended September 30,
	2024		2023

	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value

Outstanding at January 1	119,140	$5.28	-	$-
Granted	169,220	4.25	119,140	5.28
Vested	(35,378)	5.27	-	-
Cancelled	(20,857)	5.29	-	-
Outstanding at September 30	232,125	$4.53	119,140	$5.28

Share based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Expensed	$268	$157	$807	$531

Capitalized	$39	$27	$123	$94

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Oil revenue	$15,398	$15,270	$48,647	$43,537
Natural gas revenue	216	390	808	1,437
NGL revenue	871	718	2,952	2,224
	16,485	16,378	52,407	47,198
Royalties	(3,476)	(3,632)	(11,257)	(10,045)
	$13,009	$12,746	41,150	$37,153

11.	INCOME TAXES

Income tax expense is charged at 25.7% for the nine months ended September 30, 2024 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the nine-month period.

12.	CONTINGENT LIABILITIES

The Company has recorded natural gas and NGL processing costs related to prior years as the purchaser reassessed prior year gathering and processing costs. Under the terms of the Company’s contract with the purchaser, they are able to correct their fee billings if they find adjustments related to the last 24 months, which is a common industry practice. These amounts, which totaled $0.8 million in the nine months ended September 30, 2024, are included in production and operating expenses. The Company is not aware of any additional reassessed costs and future adjustments may never occur.

13.	SUBSEQUENT EVENTS

 In October 2024, the Company began repurchasing shares under its Normal Course Issuer Bid share buyback program.  The Company has repurchased approximately 104,000 shares at an average price of CAD$4.58 per share.

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